

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Tim Michaels
Chief Operating Officer
Fresh Grapes, LLC
505 Highway 169 North
Plymouth, MN 55441

> **Re: Fresh Grapes, LLC**
> **Draft Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 377-05537**

Dear Mr. Michaels:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, filed September 27, 2021

General

1. Please include a discussion on the principal sources and locations of your grape suppliers, the names of your grape suppliers, and what impact the locations of your sources of grapes may have on the ability of the company to market its wines as Napa wines and the ability to use specified appellations on the company's wines. Please refer to Item 101(h) of Regulation S-K.

Prospectus Summary, page 1

2. Please revise to ensure that the information you provide in your summary is balanced. For example, we note your disclosure elsewhere of Fresh Grapes' related party payables,

limited operating history, and history of net losses. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Implications of Being an Emerging Growth Company, page 6

3.   We note your disclosure on page seven which indicates you have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies.   We note elsewhere in Note 1 of your financial statements under, "Application of New or Revised Accounting Standards", that you have irrevocably elected not to take advantage of the extended transition period afforded under the JOBS Act for the implementation of new or revised accounting standards.   Please clarify and consistently disclose the position you are taking on the extended transition period afforded under the JOBS Act.

Summary of Historical Financial Data, page 10

4.   We note in the presentation of your Summary Historical Financial Data that you present your 2020 and most recent interim period data in the columns on the right and prior periods in the column on the left.   We note elsewhere in your financial statements that the presentation is reversed.   Please modify your presentation of period data to consistently present information in the same left-to-right chronological order to avoid investor confusion.   You may refer to SAB Topic 11:E for guidance.

Use of Proceeds, page 34

5.   Please file as an exhibit to this registration statement any agreements with Damian Novak that include the advanced funds discussed in this section and the subsequent reimbursement to be paid by the proceeds of this offering. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Revenue Channels, page 43

6.   We note your disclosure that direct to consumer sales channels offer "significantly" higher margins than other sales channels. Please provide such additional disclosure necessary to support this conclusion.

Production and Bottling on an Alternating Proprietorship Basis , page 50

7.   Please revise to include all material terms of the agreements in place with the host winery. Please also file these agreements as exhibits to this registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 65

8.   It is not clear whether the agreement with Nechio & Novak is the same agreement that you have with Rabbit Hole Equity. There appear to be some discrepancies and/or

ambiguity throughout the prospectus relating to terms of the agreement(s), such as: (i) which entity, Nechio & Novak MGT or Rabbit Hole Equity, is party to the agreement involving the "4% of revenue" fee and (ii) whether the "4% of revenue" fee arrangement terminates upon completion of this offering or is subject to the ten-year initial term. Refer to the disclosure on page 65 and Notes 8 and 10 to the financial statements. Please advise.

Consulting Agreement with Tribe of Five, LLC, page 68

9.   Please discuss the material terms of the consulting agreement with Tribe of Five, LLC and file the agreement as an exhibit to the registration statement. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements
Note 7. Supplier Concentration, page F-12

10.   We note your disclosure which states the Company purchases finished goods through blanket sales orders and that your inventory balance appears to only contain finished goods inventories and related deposits. We note elsewhere in your business section that you characterize your company as a "producer" and that you "craft and bottle" your wines.   Please explain to us your obligations associated with grape and juice inventories as well as unfinished wines that appear to be produced on your behalf.   It is unclear whether or not the company is obligated to procure raw materials; whether it has obligations associated with unfinished product and whether the company is obligated to purchase all finished products, regardless of quality or yield.   To the extent you do not have inventory risk and obligations associated with wine production, it is unclear why you are characterizing your company as a "producer."   It is further unclear why wines you say are produced under contractual arrangements under your direction and on your behalf, also require you to pay a 50% deposit for the finished goods. Please more clearly disclosure the nature and obligations associated with your contractual arrangements and why you believe you are a wine producer.

You may contact Kevin Stertzel at (202)-551-3723 or John Cash at (202)-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing